UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Corporate Property Associates 16 Global Incorporated

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22003A108

(CUSIP Number)

Trevor P. Bond

c/o W. P. Carey Inc.

50 Rockefeller Plaza

New York, New York 10020

(212) 492-1100

With a copy to:

Christopher P. Giordano, Esq.

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

(212) 335-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.13d-l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22003A108

1.	Names of Reporting Persons. W. P. Carey Inc. (I.R.S. Identification Number 45-4549771)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 37,553,551

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 37,553,551

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,553,551

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.4%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 22003A108

1.	Names of Reporting Persons. Carey REIT II, Inc. (I.R.S. Identification Number 14-2005523)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 30,983,400

	8.	Shared Voting Power

	9.	Sole Dispositive Power 30,983,400

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,983,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 22003A108

1.	Names of Reporting Persons. Carey Asset Management Corp. (I.R.S. Identification Number 13-4121956)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 6,550,649

	8.	Shared Voting Power

	9.	Sole Dispositive Power 6,550,649

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,550,649

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.2%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 22003A108

1.	Names of Reporting Persons. W. P. Carey International LLC (I.R.S. Identification Number 13-4014707)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 19,502

	8.	Shared Voting Power

	9.	Sole Dispositive Power 19,502

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,502

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.01%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Amendment No. 2 on Schedule 13D/A relates to the common stock, par value $0.001 per share (the “Common Stock”), of Corporate Property Associates 16 Global Incorporated (the “Company”), and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The address of the principal executive offices of the Company is 50 Rockefeller Plaza, New York, New York 10020.

Item 2.	Identity and Background

This Amendment No. 2 on Schedule 13D/A is being filed on behalf of:

(1)  W. P. Carey Inc., a Maryland corporation, as the successor to W. P. Carey & Co. LLC, a Delaware limited liability company (“WPC”)

(2)  Carey REIT II, Inc., a Maryland corporation (“Carey REIT”)

(3)  Carey Asset Management Corp., a Delaware corporation (“CAM”)

(4)  W. P. Carey International LLC, a Delaware limited liability company (“WPC International” and together with WPC, Carey REIT and CAM, the “Reporting Persons”)

This Amendment No. 2 on Schedule 13D/A relates to shares held by Carey REIT, CAM and WPC International.

The address and principal place of business of each of the Reporting Persons is 50 Rockefeller Plaza, New York, New York 10020.  The agreement made among the Reporting Persons relating to the joint filing of this Amendment No. 2 on Schedule 13D/A is attached hereto as Exhibit 99.1.

Certain information regarding the Reporting Persons’ directors and executive officers, including the citizenship of such individuals, is set forth in Schedule A attached hereto, which is incorporated by reference herein.

During the last five years, neither the Reporting Persons nor any of the individuals listed in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock covered by this Amendment No. 2 on Schedule 13D/A were acquired from time to time as advisory related fees paid by the Company pursuant to the terms of various advisory agreements entered into from time to time between the Company and CAM, originally entered into in June 2003, and most recently amended and restated on September 28, 2012 (collectively, the “CAM Advisory Agreement”).

Item 4.	Purpose of Transaction

The Reporting Persons hold their stake for investment purposes.  Pursuant to the terms of the CAM Advisory Agreement, the Reporting Persons assist the Company with evaluating investment opportunities, managing its portfolio, structuring and negotiating investments and related mortgage financing, evaluating liquidity alternatives and various other tasks associated with the day-to-day management of the Company.

In consideration for such services, the Reporting Persons receive advisory related fees. Under the terms of the CAM Advisory Agreement, the Reporting Persons have the option to receive such fees in either cash or shares of Common Stock. Pursuant to the terms of the Company’s bylaws, the Reporting Persons are prohibited from voting in connection with (i) the removal of CAM as advisor to the Company, (ii) the removal of a director of the Company or (iii) any transaction between the Company and the Reporting Persons or any affiliate of the Reporting Persons.

In its initial offering documents, the Company stated its intention to consider liquidity events for investors generally commencing eight to twelve years following the investment of substantially all of the net proceeds from that offering, which occurred in 2005.  As a result, during the first quarter of 2013, the Reporting Persons and their affiliates, as the advisor to the Company, began considering liquidity alternatives on behalf of the Company, and have discussed with the Company’s board of directors a number of those alternatives, including, without limitation, a merger and/or sale of assets either on a portfolio basis or individually, or listing of the Company’s shares on a stock exchange and, similar to prior liquidity transactions undertaken by other Corporate Property Associates (the “CPA®”) programs, a transaction involving one or more of the other CPA® programs and/or one or more of the Reporting Persons or their respective affiliates.  The board of directors of the Company has formed a special committee of independent directors to explore possible liquidity transactions, including transactions proposed by the Reporting Persons. The Company’s special committee has retained, legal and financial advisors to assist the committee in its review. The execution of a liquidity transaction could be affected by a variety of factors, such as conditions in the economy, stock market volatility, conditions in the commercial real estate market, the performance of the Company’s tenants, and the availability of financing on acceptable terms, many of which are outside of our control. There can be no assurance that a liquidity transaction will occur in the near future or at all.

Item 5.	Interest in Securities of the Issuer

(a)        Carey REIT owns 30,983,400 shares of Common Stock, which represents 15.1% of all outstanding shares of Common Stock. CAM owns 6,550,649 shares of Common Stock, which represents 3.2% of all outstanding shares of Common Stock. WPC International owns 19,502 shares of Common Stock, which represents 0.01% of all outstanding shares of Common Stock. Each of Carey REIT, CAM and WPC International are direct or indirect subsidiaries of WPC, and thus WPC may be deemed to own such shares as well.

(b)        Carey REIT has the sole power to vote 30,983,400 shares of Common Stock, and the sole power to dispose of 30,983,400 shares of Common Stock. CAM has the sole power to vote 6,550,649 shares of Common Stock, and the sole power to dispose of 6,550,649 shares of

Common Stock. WPC International has the sole power to vote 19,502 shares of Common Stock, and the sole power to dispose of 19,502 shares of Common Stock. Each of Carey REIT, CAM and WPC International are direct or indirect subsidiaries of WPC, and thus WPC makes all voting and investment decisions on behalf of the subsidiaries. The voting restrictions outlined in Item 4 are incorporated herein by reference.

(c) The Reporting Persons have effected the following transactions in the shares of the Company’s Common Stock during the past 60 days:

On March 28, 2013, Carey REIT acquired approximately 120,466 shares of Common Stock as fees under the CAM Advisory Agreement. The shares were valued at $8.70 per share based upon the Company’s most recently published net asset value per share.

None of the Reporting Persons have sold any shares of Common Stock during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

The filing of this Amendment No. 2 on Schedule 13D/A shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Amendment No. 2 on Schedule 13D/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of the CAM Advisory Agreement, CAM may elect to receive all or a portion of the fees that it is owed under the agreement in either cash or restricted stock of the Company.

The information set forth in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6.  To the knowledge of the Reporting Persons, except as otherwise described in this Amendment No. 2 on Schedule 13D/A, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Schedule A hereto, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 - Joint Filing Agreement dated as of June 10, 2011, by and among W. P. Carey & Co. LLC (the predecessor of W. P. Carey Inc.), Carey REIT II, Inc., Carey Asset Management Corp. and W. P. Carey International LLC. (Incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on June 10, 2011).

Exhibit 99.2 - Amended and Advisory Agreement dated as of September 28, 2012, between the Corporate Property Associates 16 Global Incorporated, CPA 16 LLC and Carey Asset Management Corp. (Incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed November 8, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2013

W. P. CAREY INC.

	By:	/s/ Trevor P. Bond
Name: Trevor P. Bond
Title: Chief Executive Officer

CAREY REIT II, INC.

	By:	/s/ Thomas E. Zacharias
Name: Thomas E. Zacharias
Title: Chief Operating Officer

CAREY ASSET MANAGEMENT CORP.

	By:	/s/ Susan C. Hyde
Name: Susan C. Hyde
Title: Secretary

W. P. CAREY INTERNATIONAL LLC

	By:	/s/ Hisham Kader
Name: Hisham Kader
Title: Vice President

SCHEDULE A

OFFICERS AND DIRECTORS OF W. P CAREY INC.

Name	Principal Occupation	Citizenship
Trevor P. Bond	Chief Executive Officer, President and Director	United States
Benjamin H. Griswold, IV	Non-Executive Chairman of the Board of Directors	United States
Mark J. DeCesaris	Director	United States
Francis J. Carey	Director	United States
Nathaniel S. Coolidge	Director	United States
Eberhard Faber, IV	Director	United States
Karsten von Köller	Director	Germany
Robert E. Mittelstaedt	Director	United States
Charles E. Parente	Director	United States
Reginald Winssinger	Director	United States and Belgium
Axel K.A. Hansing	Director	Germany
Nick J.M. van Ommen	Director	Netherlands
Richard C. Marston	Director	United States
Catherine D. Rice	Chief Financial Officer	United States
John D. Miller	Chief Investment Officer	United States
Thomas E. Zacharias	Chief Operating Officer	United States
Mark M. Goldberg	Managing Director	United States

Unless otherwise indicated, each individual’s business address is 50 Rockefeller Plaza, New York, New York 10020.

OFFICERS AND DIRECTORS OF CAREY REIT II, INC.

Name	Principal Occupation	Citizenship
Trevor P. Bond	Chief Executive Officer, President and Director	United States
Thomas E. Zacharias	Chief Operating Officer and Director	United States
Catherine D. Rice	Chief Financial Officer	United States

Unless otherwise indicated, each individual’s business address is 50 Rockefeller Plaza, New York, New York 10020.

OFFICERS AND DIRECTORS OF CAREY ASSET MANAGEMENT CORP.

Name	Principal Occupation	Citizenship
Trevor P. Bond	Chief Executive Officer, President and Director	United States
Nathaniel S. Coolidge	Director	United States
Axel K.A. Hansing	Director	Germany
Frank J. Hoenemeyer	Director	United States
Jean Hoysradt	Director	United States
Richard C. Marston	Director	United States

Nick J.M. van Ommen	Director	Netherlands
Karsten von Köller	Director	Germany
Catherine D. Rice	Chief Financial Officer	United States
Thomas E. Zacharias	Chief Operating Officer	United States

Unless otherwise indicated, each individual’s business address is 50 Rockefeller Plaza, New York, New York 10020.

OFFICERS AND DIRECTORS OF W. P. CAREY INTERNATIONAL LLC

Name	Principal Occupation	Citizenship
Trevor P. Bond	Director	United States
Axel K.A. Hansing	Director	Germany
Richard C. Marston	Director	United States
Nick J.M. van Ommen	Director	Netherlands
Karsten von Köller	Director	Germany
Reginald Winssinger	Director	United States and Belgium

Unless otherwise indicated, each individual’s business address is 50 Rockefeller Plaza, New York, New York 10020.